SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

06 March, 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Application for Block listing

London, UK; Brentwood, TN, US: 6 March 2008 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, announces that today, application has been made to the UK Listing Authority and the London Stock Exchange for the block listing of 259,014 ordinary shares of 2p each in the Company (the “Shares”) to be admitted to trading on the Official List and to trading on London Stock Exchange’s main market. The Shares will be used to fulfil the Company’s requirement to allot shares pursuant to the exercise of options under the terms of the Company’s 2005 Long-Term Incentive Plan and 2005 Deferred Bonus Plan.

The Shares will rank equally with the existing issued ordinary shares of the Company and are expected to commence trading around 7 March 2008.

Following admission of the Shares, the Company’s issued share capital will be 340,187,189 Ordinary Shares.

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 06 March, 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director